FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 under

the Securities Exchange Act of 1934

For

the month of May, 2024

ICON plc

(Translation of registrant’s name into English)

333-08704

(Commission file number)

South County Business Park, Leopardstown, Dublin 18, D18 X5R3, Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F___X___	Form 40-F______

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes______	No___X___

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes______	No___X___

ICON plc

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 (Registration No. 333-278943) of ICON plc and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished by ICON plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

EXHIBIT INDEX

Exhibit Number	Description

1.1	Underwriting Agreement, dated April 30, 2024, among ICON Investments Six Designated Activity Company, ICON public limited company, the other guarantors party thereto and the several underwriters named in Schedule 1 thereto

4.1	Indenture, dated May 8, 2024, among ICON Investments Six Designated Activity Company, ICON public limited company and Citibank, N.A., as trustee

4.2	First Supplemental Indenture, dated May 8, 2024, among ICON Investments Six Designated Activity Company, ICON public limited company, the other guarantors party thereto, Citibank N.A., as trustee and Citibank, N.A., London Branch, as notes collateral agent, including the Forms of 5.809% Senior Secured Note due 2027, 5.849% Senior Secured Note due 2029 and 6.000% Senior Secured Note due 2034

5.1	Opinion of Cahill Gordon & Reindel LLP

5.2	Opinion of A&L Goodbody

5.3	Opinion of Loyens & Loeff Luxembourg SARL

5.4	Opinion of McGuireWoods LLP

5.5	Opinion of Locke Lord LLP

22.1	List of Subsidiary Guarantors and Issuer of Guaranteed Debt Securities and Affiliates Whose Securities Collateralize Securities of ICON Investments Six Designated Activity Company

23.1	Consent of Cahill Gordon & Reindel LLP (included in Exhibit 5.1 above)

23.2	Consent of A&L Goodbody (included in Exhibit 5.2 above)

23.3	Consent of Loyens & Loeff Luxembourg SARL (included in Exhibit 5.3 above)

23.4	Consent of McGuireWoods LLP (included in Exhibit 5.4 above)

23.5	Consent of Locke Lord LLP (included in Exhibit 5.5 above)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICON plc

/s/Brendan Brennan
Date:	May 8, 2024	Brendan Brennan
Chief Financial Officer